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Holland & Knight LLP | www.hklaw.com

David S. Cole
703.720.8630
David.cole@hklaw.com

March 26, 2014

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Mail Stop 3561

Re:	Alion Science and Technology Corporation
Registration Statement on Form S-l
Filed February 13, 2014 File No. 333-193932

Dear Ms. Long:

On behalf of Alion Science and Technology Corporation (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated March 12, 2014, regarding the Registration Statement on Form S-1, filed with the Commission on February 13, 2014.  In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter.  Please note that for the Staff’s convenience we have recited the Staff’s comments and provided the Company’s responses to the comments immediately thereafter.

In addition, we have simultaneously filed a copy of Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and this letter via EDGAR.  For your review, we have included herewith four courtesy copies of the Registration Statement marked to show changes from the Registration Statement filed on February 13, 2014.

General

1.                                      Please include updated interim financial statements for the period ended December 31, 2013. Please similarly update all financial information throughout your filing. See Rule 3-12(a) of Regulation S-X.

The Registration Statement has been updated accordingly.

2.                                      Please file all exhibits, including the legal opinions, the documents and agreements relating to the concurrent Refinancing Transactions, and the form of consent and letter of transmittal, with your next amendment or as soon as possible. Please understand that we will need adequate time to review these materials.

The  form of Warrant Agreement and Certificate, Stockholders Agreement, Certificate of Designations, Consent and Letter of Transmittal, Unit Purchase Form, Letter to Brokers and Letter to Clients have been filed as exhibits to the Registration Statement.  The indenture and form of note will be filed in a pre-effective amendment.  The Company currently expects to enter into a new revolving credit facility and the new term loan facilities substantially concurrent with, or immediately prior to, the closing of the exchange offer.    The Company will file forms of such agreements in a post-effective amendment and file the final documents with a Form 8-K post-closing.  The tax and legality opinions will be filed as exhibits in a pre-effective amendment to the Registration Statement. As discussed, the tax and legality opinions have been submitted supplementally for your review.

3.                                      We note your disclosure on page 72 that securities of certain of your subsidiaries will be excluded from the collateral securing the Third-Lien Notes to the extent inclusion of such securities would require financial statements of such subsidiaries pursuant to Rule 3-16 of Regulation S-X. Please revise your disclosure so that potential holders of the Third-Lien Senior Secured Notes may understand how the Rule 3-16 collateral limitation impacts their security interests. In particular, please disclose the following:

•                  that the collateral limitation applies to the capital stock of any subsidiary collateralizing the notes where the greater of the book value or the market value (fair value) of the subsidiary capital stock equals 20% or more of the current principal amount of the registered notes;

•                  the name of each subsidiary that has capital stock collateralizing the notes, separately identifying each subsidiary that as of the latest Balance Sheet date would be subject to the collateral limitation, based on its book or market value; and

•                  whether the pledged capital stock of the subsidiaries subject to the collateral limitation would constitute a material interest in the subsidiary if foreclosed upon.

That disclosure was included in error.  The Rule 3-16 collateral limitation will not be included in the indenture governing the Third-Lien Notes and will not apply to the New Third-Lien Notes.  As a result, the Company has revised the disclosure on page 80 to delete the previously included disclosure concerning collateral limitations related to Rule 3-16.

Prospectus Cover Page

4.                                      Please limit the prospectus cover page to one page. See Item 501(b) of Regulation S-K.

The outside prospectus cover page has been limited to one page.

5.                                      Please revise to include the guarantees that you are registering, as the guarantees constitute separate securities being registered on the registration statement.

The guarantees have been included in the description of the securities being offered on the cover page of the prospectus.

6.                                      We note that you are relying on Rule 3-10 of Regulation S-X. Please disclose, to the extent accurate, that the notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor and that each guarantor subsidiary is 100% owned by Alion. Please also note the circumstances when a subsidiary may be released from the guarantee when disclosing that the guarantees are full and unconditional.

The prospectus cover page has been revised accordingly.

7.                                      Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-l(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company confirms that the Exchange Offer and Consent Solicitation will be held open for at least 20 full business days.  We also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

8.                                      As currently represented, the Exchange Offer could be open for less than 20 full business days due to the 9:00 a.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

The Company confirms that the expiration date of the Exchange Offer and Consent Solicitation will be at 9:00 a.m. on the 21st business day following the commencement date.

Exchange Offer Consideration, page v

9.                                      We note the disclosure on page vi that you will pay accrued and unpaid interest up to, but not including the Settlement Date, in cash, on Old Notes accepted for exchange. Please disclose all information a holder of Old Notes would require in order to determine the amount of accrued and unpaid interest payable for each $1000 principal amount of Old Notes through the expiration date or at any time thereafter, assuming the offer was extended.

The disclosure has been revised accordingly, and it will be updated as of the commencement date of the Exchange Offer to include the estimated accrued and unpaid interest payable for each $1,000 principal amount of Old Notes exchanged.  See page v.

Table of Contents, page viii

About this Prospectus, page ix

10.                               We note your disclosure that the information in this prospectus may only be accurate on the date of this prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Note that information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act. Please delete or clarify this statement.

The statement has been deleted.  See page viii.

Questions and Answers about the Exchange Offer, the Consent Solicitation and the Unit Offering, page 1

What will I receive in the Exchange Offer if my Old Notes are accepted for exchange?, page 2

11.                               Please provide additional context for the tables you present on pages two and three, to help explain why the Warrants are exercisable for a lower number of shares of common stock if the Cash Option is fully exercised versus 50% subscribed. Please also clarify whether the tables assume that the Unit Offering is subscribed and to what extent. For example, does it assume that a sufficient number of Units necessary to generate $10,000,200 have also been issued in either or both events that the Cash Option is fully or 50% exercised? In either case, please clarify what impact the issuance of Units in the Unit Offering would have on the information in the tables.

The disclosure has been revised accordingly.  See pages 3 and 4.

If the Cash Option is oversubscribed and a portion of my Old Notes must be exchanged for the New Securities Option ..., page 4

12.                               Please include a chart or a cross-reference to a chart that provides examples of the number of Third-Lien Notes that a noteholder electing the Cash Option will receive in the event the Cash Option is oversubscribed. Please also disclose that no more than $33.33 million in aggregate principal amount of Old Notes may elect the Cash Option before this option will be considered “oversubscribed.”

The disclosure has been revised accordingly.  See pages 5 and 6.

Will I have any rights as a holder of Warrants in addition to the right to acquire shares of common stock?, page 5

13.                               We note that the Warrant Agent will act in a manner directed by the holders of Warrants representing a majority of your common stock to be received upon exercise of all unexercised warrants. Please disclose here, or in a separate Q&A as appropriate, that your Supporting Noteholders, ASOF and Phoenix Investment Advisor LLC, will control the decisions of the Warrant Agent and will therefore exercise significant control, including the ability to designate two members of the Board of Directors.

The disclosure has been revised accordingly.  See page 9.

What are the terms of the Warrants that I will receive in the Exchange Offer? Page 5

14.                               We note that holders electing the New Securities Option will receive warrants to purchase a number of shares of common stock that will not be determined until after the Expiration Date based on the principal amount of Old Notes exchanged in the Exchange Offer and the total principal amount of Old Notes exchange in the Exchange Offer and not repurchased for cash in the Cash Option. Notwithstanding the table on pages 2 and 3, please disclose the method pursuant to which the number of shares underlying the warrants is computed. Refer to Item 501 of Regulation S-K and paragraph 16 of Schedule A and Section 7 of the Securities Act.

The disclosure has been revised accordingly.  See page 7.

Is the Exchange Offer and Consent Solicitation subject to any other conditions?, page 9

15.                               Please disclose here and elsewhere as appropriate that the Supporting Noteholders have the right to terminate the Support Agreement if the Refinancing Transactions have not closed on or before April 28, 2014, and that you are obligated to terminate the Exchange Offer if the Support Agreement is terminated.

The disclosure has been revised accordingly. See pages 12, 15, 41 and 208.

What amount of Units can I purchase in the Unit Offering?, page 16

16.                               Please revise your disclosure to more clearly explain how you will adjust the amount of Units that can be purchased based on the Cash Option Funding Amount. For example, please explain why a person tendering 100,000 principal amount of Old Notes is eligible to purchase only three Units if the Cash Funding Option is $5,000,400. Please also explain if the amount of Units that may be purchased is determined on a linear basis when the Cash Option Funding Amount is more or less than $5,000,400.

The disclosure has been revised accordingly.  See pages 19 and 20.

Prospectus Summary, page 19

17.                               Please disclose in this section that your common stock is 100% owned by your ESOP Trust.  Please also clearly state that there is no established public trading market for your common stock and the ESOP Trustee uses a valuation firm to determine the fair market value of your common stock. Please also clearly state that neither the securities offered in the exchange offer nor the units being offered pursuant to the registration statement will be listed on an exchange.

The disclosure has been revised accordingly.  See page 24.

18.                               Please revise this section to provide a more balanced description of your business. As part of this discussion, please prominently disclose your history of continuing losses, that you expect to experience net losses in at least the next four years of operation (as disclosed on page 84), the liquidity needs you face, the total amount of your indebtedness, the recent downgrade of your credit rating by Moody’s, and that your auditors have issued a going concern opinion.

Please also disclose that even if you are able to consummate the Refinancing Transactions, you will need to refinance the New Revolving Credit Facility, the New Secured Term Debt and the Third-Lien Notes at or prior to their maturity dates, as you discuss on page 82.

The disclosure has been revised accordingly.  See pages 23 through 25.

Recent Developments, page 25

Support Agreement, page 25

19.                               Please revise your disclosure to prominently discuss the particular conflicts of the Supporting Noteholders who have agreed to tender their notes in the exchange offer. For example, please discuss the Supporting Noteholders’ control over extensions, amendments or waivers to conditions of the Exchange Offer and Consent Solicitation, the amount of fees they are receiving under the Supporting Agreement and in connection with the various agreements that are part of the Refinancing Transactions, the total percentage of the Third-Lien Notes (and, upon conversion, outstanding shares) that they will own following completion of the Exchange and Unit Offering, their control over the voting power held by the Warrant Agent, that they will be the sole lender under the New Second Term Loan Facility, and that they will control the election of two members of the board, who are expected to be Lawrence A. First and Daniel H. Clare, both of whom are affiliated with ASOF Investment II Investment LLC.  Please include similar disclosure in the Summary of Warrants, the risk factors, and elsewhere throughout the prospectus as appropriate.

The disclosure has been revised accordingly.  See pages 9, 29, 49, 52.

Refinancing Transactions, page 26

20.                               Please expand your disclosure here or in a separate section to provide more detailed background information regarding the decision to undertake the Refinancing Transactions as currently structured, as well as the role of the Supporting Noteholders in structuring the Refinancing Transactions. In your discussion, please address how you determined the exchange ratio for the Exchange Offer, particularly in light of the fact that bid prices for the Old Notes have generally been higher than the $600 offered pursuant to the Cash Option. Please also include a discussion of the negotiation of the material terms of the Support Agreement.

The disclosure has been revised accordingly.  See pages 30 through 32.

Summary of the Terms of the Unit Offering, page 37

ASOF Cash Funding, page 38

21.                               We note the disclosure that ASOF has agreed to purchase in a private placement “Units not purchased in the Unit Offering and additional Units” Please explain what is meant by this statement, including the difference in purchasing “Units not purchased in the Unit Offering” and “additional Units.” Please also confirm that ASOF will not be participating in the registered offering of Units.

The disclosure has been revised accordingly. See page 44.  The Company confirms that ASOF will not be participating in the registered offering of Units, but it has agreed, as disclosed, to purchase Units in a private placement.

Use of Proceeds, page 39

22.                               Please advise how the $5,761,800 figure is calculated.

The amount of proceeds to be received from the Unit Offering was calculated by multiplying the maximum number of Units offered in the Unit Offering to holders other than ASOF, which is now 9,454, by the purchase price of $600, which amounts to $5,672,400.  The amount of proceeds decreased since the original filing of the Registration Statement due to a reduction in the number of Units being offered in the Unit Offering as ASOF acquired additional Old Notes in the open market since then.

Summary of Warrants, page 44

Registration Rights, page 48

23.                               We note that you have agreed to file a shelf registration statement covering the issuance of the shares upon exercise of the Warrants and the resale of such shares by all holders. With respect to non-affiliates who will receive Warrants as part of the exchange offer or in connection with the registered offering of Units, please advise why you will need to file a registration statement for the resale of the shares issued upon exercise of the Warrants when these shares of common stock will be freely tradable (provided there is an effective and current registration statement covering the issuance of the shares).

The disclosure has been revised on pages 54 and 339 to clarify that the registration statement will cover the issuance of the shares upon exercise of the Warrants held by all holders and the resale of the Third-Lien Notes, Warrants and shares acquired upon exercise of the Warrants held by our affiliates.

Summary Historical Condensed Consolidated Financial Data, page 53

24.                               We note that your reconciliations of net loss to EBITDA on page 55 include reconciling items related to gains on asset sales and debt extinguishment gains. Please be advised that Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures indicates that EBITDA is defined as “earnings before interest, taxes, depreciation and amortization.” Please revise the non-GAAP measure you present as EBITDA to only include adjustments for items contemplated by its acronym or revise the title of the non-GAAP measure you present to convey the additional adjustments.

EBITDA has been revised to include only adjustments for interest expense, income tax expense and depreciation and amortization.  See pages 60 and 61.

25.                               Since you disclose Consolidated EBITDA because it is useful in evaluating your ability to meet debt covenants, please also disclose, or provide a cross-reference to your disclosure of, the amount of Consolidated EBITDA that is required by your debt covenant.

The disclosure has been revised to include the amount of Consolidated EBITDA required by the debt covenant.  See page 61.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 56

26.                               Please enhance your disclosures related to the addition and elimination of interest expense in footnote (a) to show how you calculated interest expense for each new debt issuance as well as each historical interest expense amount. Please also disclose and discuss the potential impact of changes in the Cash Option percentage.

The disclosure has been revised accordingly in footnote (a).  See pages 65 and 66.

27.                               Please enhance your disclosures in footnotes (b) and (e) to show how you calculated each adjustment. Please also reconcile the amounts related to the existing secured notes and the old notes disclosed in footnotes (b) and (e) with the amounts related to the existing secured notes and the old notes presented in the pro forma financial statements.

The disclosures in the footnotes have been revised to show how each adjustment was calculated.  In addition, footnotes (g) and (i) include a reconciliation of the amounts related to the Existing Secured Notes and the Old Notes, respectively, disclosed in the footnote with the amounts presented in the pro forma financial statements.

28.                               Although the net losses on debt extinguishment are required to be disclosed and required to be included in the pro forma balance sheet, it is not clear to us why you have included them in the pro forma statement of operations since they are non-recurring charges that would not be expected to have a continuing impact on your operations. Please clarify or revise. Also, please quantify and disclose any other non-recurring charges you expect to incur as a result of the transactions.

The pro forma statement of operations has been revised to delete the adjustment for net loss on debt extinguishment accordingly.  See page 63.

29.                               Please enhance your disclosures in footnote (c) to show how you calculated and arrived at each adjustment amount reflected in the cash and cash equivalents, old notes, third-lien notes, and new revolving credit facility line items.

The pro forma disclosure has been revised to show how the adjustments for the line items were calculated.

Risk Factors, page 61

Risks Relating to our Indebtedness and Capital Structure, page 80

If we breach our covenants, including the financial covenants contained therein ..., page 82

30.                               Please disclose that the sole lender under the New Second Lien Term Loan Facility will be ASOF, one of the Supporting Noteholders.

The disclosure has been revised accordingly.  See page 92.

Risks Relating to Our Business and Operations, page 84

Our business could be negatively impacted by security threats, including cybersecurity threats .. .. page 90

31.                               We note your disclosure that an unauthorized party was able to gain access to your computer network “in a prior fiscal year.” So that an investor is better able to understand the materiality of this cybersecurity incident, please revise your disclosure to identify when the cyber incident occurred and describe any material costs or consequences to you as a result of the incident. Please also further describe your cyber security insurance policy, including any material limits on coverage.

The disclosure has been revised accordingly.  See page 100.

Our operating margins and operating results may suffer .., page 94

If our fixed-price contract revenue were to decline in total or as a proportion of our total business — page 94

Our subcontractors’ failure to perform contractual obligations — page 94

32.                               Please revise each of these risk factors to provide examples as to how each of these risks has materially impacted your operating results or financial condition in the past.

While these risk factors have not materially impacted the Company’s past operating results, the Company believes that the risks are material risks to the Company.

The disclosure has been revised under “Our subcontractors’ failure to perform contractual obligations ….” to indicate the percentage of the Company’s costs related to subcontractors.  The Company believes that risks associated with the use of subcontractors is significant given the high amount of the Company’s costs for subcontractors as a percentage of the Company’s total costs. See page 104.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 103

Liquidity and Capital Resources, page 114

Impact of Refinancing Transactions, page 122

33.                               We note that you intend to enter into new term loan facilities and a new credit facility as part of the Refinancing Transactions. Please advise as to when you expect that you will enter into such agreements. To the extent known, please include a discussion of any material financial covenants that will be included in such agreements, including any particular required ratios/amounts as well as your actual ratios/amounts as of the most recent practicable date.

The Company respectfully advises the Staff that it currently expects to enter into a new revolving credit facility and the two new term loan facilities substantially concurrent with, or immediately prior to, the closing of the exchange offer.  As disclosed on page  224 of the Registration Statement, the Company anticipates that the term loan facilities will have financial covenants. The final terms of those facilities, however, will be determined in the marketing process of those facilities, and, as a result, they are not determinable at this time.

34.                               Please enhance your disclosures related to the impact of the refinancing transactions to address the following:

•                  Disclose your weighted average effective interest rate before and after the refinancing;

The disclosure has been revised accordingly.  See page 140.

•                  Disclose the amount of variable interest rate debt you expected after the refinancing and discuss the additional risks associated with such debt, including the potential impact of changes in interest rates on future interest expense; and

The disclosure has been revised accordingly.  See page 140.

•                  In light of your historical results and your expectations for continuing losses over the next four years, disclose and discuss the likelihood that you will have the ability to repay the refinanced debt.

The disclosure has been revised accordingly.  See page 140.

Business, page 132

Backlog, page 139

35.                               Please disclose the amount of backlog not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(l)(viii) of Regulation S-K.

The disclosure has been revised accordingly.  See page 157.

Business Development and Promotional Activities, page 142

36.                               We note your statement that most of your research and development activities are focused on customer-funded projects. While you disclose that costs for internal research and development activities are not material to your financial statements, please clarify whether costs for customer-sponsored research activities are material. If so, please disclose the estimated dollar amount spent during each of the last three fiscal years. See Item 101(c)(l)(x) of Regulation S-K.

A significant component of the Company’s business is to conduct customer-sponsored and paid research and development.  This type of work permeates all of the Company’s Core Business Areas, including its Naval Architecture and Marine Engineering Core Business Area, its Systems Analysis, Design and Engineering Core Business Area and its Modeling, Simulation, Training and Analysis Core Business Area.  However, the Company does not separately account for the costs involved in customer-sponsored and customer paid research and development work.  Customer-sponsored and customer paid research and development costs are generally recovered through our cost reimbursement contract structures.  Accordingly, the Company does not believe that additional disclosure is necessary.

Executive Compensation, page 156

Compensation Discussion and Analysis, page 156

Base Salary, page 157

37.                               We note that total compensation levels are set within a range determined by a review of peer companies. Please disclose the range used to determine total compensation and where actual payments fell within this range. To the extent actual compensation was outside the targeted range, please explain why. See Item 402(b)(l)(v) and (b)(2)(xiv) of Regulation S-K.

The disclosure has been revised to disclose the percentile of the peer group within which the total compensation for the named executive officers falls.  See page 176.

Annual Bonus, page 158

38.                               We note your disclosure that annual bonus awards may be paid following the end of each year and are generally based on specific goals and objectives set by the compensation committee. Please clearly state whether annual bonuses were paid in 2013, and, if so, whether the amount paid is the amount listed under “Non-Equity Incentive Plan Awards” in the Summary Compensation Table. Please also revise your disclosure to disclose the specific goals and objectives set for each of the named and executive officers, the payouts associated with meeting such objectives, the actual results achieved and how you evaluated the results to reach the actual payout. See Item 402(b) of Regulation S-K.

The disclosure has been revised to clarify that no annual bonuses were paid out for fiscal 2013.  See page 176.  Please be advised that there were no specific goals and objectives related to payout under the annual bonus plan in fiscal 2013.  The subjective factors considered are disclosed on page 177.

Summary Compensation Table, page 163

39.                               We note your disclosure that amounts reported for Long-Term Incentive Plan awards represent “initial target values of current year grants.” It appears that the amount reported in this column reflects the 2013 LTIP awards made in 2013 which will not vest until 2016.  Please note that the dollar value of all earnings for services performed during the fiscal year pursuant to awards under non-equity incentive plan should be reported during the year in which the relevant performance measure is satisfied. See Item 402(c)(2)(vii) of Regulation S-K. Accordingly, it appears that the amount paid in 2013 pursuant to the 2010 LTIP grants should be reported in this column. Please revise the Summary Compensation Table or tell us why you believe the compensation has been properly reported.

The Summary Compensation Table has been revised to report the amount paid in 2013 pursuant to the 2010 LTIP grants.  Prior years have been similarly revised.  See page 181.

Summary of Prior Year LTIP Award Agreements, page 164

40.                               We note that the 2010 LTIP grants that vested in 2013 were based on “various performance goals” that were measured at the end of the three-year period. Item 402(b) of Regulation S-K requires that you disclose all previously established goals and discuss how you derived actual awards based on achievement or non-

achievement of the applicable performance objectives.  Please revise to provide such disclosure.

The disclosure has been revised accordingly.  See pages 183 and 184.

Grants of Plan-Based Awards, page 165

41.                               We note that named executive officers received both long-term incentive plan awards and non-equity incentive plan awards in 2013. Please include the required disclosure for both of these awards in the Grants of Plan-Based Awards Table. See Item 402(d) of Regulation S-K.

The disclosure has been revised to include the Grants of Plan-Based Awards Table.  See page 184.

General Terms of the Exchange Offer and Consent Solicitation, page 174

Extension, Termination or Amendment, page 176

42.                               We note your statement that if you consider an amendment to the Exchange Offer to be material, or if you waive a material condition, you may extend the Exchange Offer to the extent required by applicable law. Please revise to indicate that, in the event of a material change in the offer, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

The disclosure has been revised accordingly.  See page 195.

Proposed Amendments, page 178

43.                               Please briefly discuss the impact that the deletion of the covenants and the amendments to the Old Notes Indenture will have on noteholders who do not tender their notes in the Exchange Offer.

The disclosure has been revised accordingly.  See page 198.

Market Price of Our Common Stock, page 173

44.                               We note that the ESOP Trustee used a third-party valuation firm to determine the fair market value share price of your common stock. Please tell us what consideration you gave to the applicability of Securities Act Rule 436. Please also refer to Question 233.02 of the Compliance and Disclosure Interpretations for Securities Act Rules.

The Company respectfully submits that the third-party valuation firm engaged by the ESOP Trustee is not an “expert” within the meaning of Rule 436.  Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.”  The Company respectfully submits that the third-party valuation firm is not  among the class of persons subject to Section 7 and Rule 436 as an “expert” unless the Company expressly identifies the third party valuation firm as an expert or the statements are purported to be made on the authority of such firm as an “expert.”  The Company references the third-party valuation firm to clarify how the ESOP Trustee determines the price at which the ESOP Trust is willing to buy or sell shares of the Company stock and to disclose the price at which the Company sold stock to the ESOP Trust during the past two years.  The ESOP Trust is the only holder of the Company’s common stock and there is currently no trading market for the Company’s common stock. As disclosed on page 87 of the Registration Statement, as of each March 31 and September 30, the ESOP Trustee is required to obtain a valuation report from an independent third party valuation firm. The ESOP Trustee uses the information in the valuation report to determine the price at which the ESOP Trust is willing to buy or sell shares of the Company’s common stock.  The Company is not referencing the third-party as an “expert” or that the statements are made on the authority of such firm as an “expert.”  Accordingly, absent a specific statement asserting that the third-party valuation firm is an “expert” or that the stock price data is purported to be made on the authority of such firm as an “expert,” the Company believes that such firm should not be considered an “expert” within the meaning of the federal securities laws.

In addition, the Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. In this instance, the stock price data included in the Registration Statement was not prepared in connection with the Company’s Registration Statement; rather, the ESOP Trustee engaged a third-party valuation firm to assist the ESOP in determining a fair value for the Company’s common stock.   Nor has the Company incorporated any report of the third party valuation firm into the Registration Statement.

Further, for purposes of reporting the value of the Company’s outstanding redeemable common stock for purposes of the financial statements,  management of the Company retains the ultimate responsibility for determining the values assigned to its redeemable common stock. In making these determinations, and consistent with the guidance in Compliance and Disclosure Interpretation 141.02, management considers, in part, the information included in the valuation report prepared by the  independent third party valuation firm for the ESOP Trustee, which is itself an independent entity separate and distinct from the Company.  As disclosed on page 147 of the Registration Statement, “the Audit and Finance Committee of our Board of Directors reviews the reasonableness of the amount management has determined we should recognize for our obligation to repurchase shares of our outstanding redeemable common stock. The Audit and Finance Committee considers various factors in its review, including, in part, the most recent valuation report prepared for, and the share price selected by the ESOP Trustee.”

As a result of the foregoing, the Company respectfully submits that the third-party valuation firm engaged by the ESOP Trustee should not be considered an “expert” for purposes of Rule 436 and thus it is not required to be indentified and its consent is not required to be filed as an exhibit to the Registration Statement.

Conditions of the Exchange Offer and the Consent Solicitation, page 188

45.                               All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. So that we may better understand the dates on which the conditions listed in the fifth through tenth bullet points on page 188 can be satisfied, please either disclose in your next amendment estimated dates for the Early Tender Date, Withdrawal Deadline, Expiration Date and Settlement Date, or provide us the relative time frames in your response letter.

The Company acknowledges your comment and understands that all offer conditions, except those related to the receipt of government regulatory approvals, must be satisfied or waived at or before the expiration of the offer.  The Company currently anticipates that the Exchange Offer will have the following dates (as defined in the Registration Statement):

•	Early Tender Date	10 business days after the commencement date
•	Withdrawal Deadline	10 business days after the commencement date
•	Expiration Date	21 business days after the commencement date
•	Settlement Date	3 business days after the Expiration Date

As a result, unless the Company is able to satisfy the conditions listed in the fifth through tenth bullet points on page 207 of the Registration Statement at or prior to expiration of the offer, the Company understands that it would be required to waive those conditions at or prior to expiration of the offer.  Disclosure reflecting the foregoing has been added to page 208 of the Registration Statement.

46.                              Refer to our preceding comment and the first and fourth paragraphs on page 199. Disclosure on page 199 indicates that the Unit Offering will expire on the Early Tender Date, but the Company will only issue Units in the Unit Offering if holders of Old Notes tender into the Exchange Offer and elect the Cash Option. Please explain the chronology of these events given the Exchange Offer condition described in the ninth bullet point on page 188.

The Company respectfully advises the Staff that the proceeds from the Unit Offering, together with the proceeds from the ASOF Cash Funding, will be used by the Company solely to purchase Old Notes in the Exchange Offer from holders electing the Cash Option. The Company will issue Units to participating holders in the Unit Offering on the settlement date for the Exchange Offer, as the amount of Units to be issued in the Unit Offering will not be determined until immediately after the expiration of the Exchange Offer.  To the extent no holders of Old Notes tendering in the Exchange Offer elect the Cash Option, the entire amount paid by participating holders in the Unit Offering will be repaid, without interest, and the Company will not issue any Units.

47.                               Refer to the first bullet point on page 189. Please clarify what is meant by the term “threatened” action and how it may be objectively determinable.

The disclosure has been revised accordingly.  See page 208.

48.                               Disclosure in the third paragraph following the bullet points on page 189 indicates that the conditions are for the Company’s benefit and the Company may assert or waive all conditions other than the receipt of the Requisite Consents, including any action or inaction on the Company’s part. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at the election of the offeror.

The disclosure has been revised to delete the words “including any action or inaction by us giving rise to any condition.”  See page 208.

Description of the Support Agreement, page 191

Description of the Support Agreement, page 191

49.                               Please provide an analysis as to why the Company believes it can rely on Question and Answer 139.29 of the Division of Corporation Finance’s Securities Act Sections Compliance and Disclosure Interpretations. Please include in such response a discussion of the accredited investor status of each of the holders, including the private funds and accounts managed by Phoenix Investment Adviser, LLC. Also discuss the additional consideration described on page 192 that the Supporting Noteholders will be receiving.

The Company believes that its entry into the Refinancing Support Agreement (the “Support Agreement”) with ASOF II Investments, LLC (“ASOF”) and Phoenix

Investment Adviser, LLC (“Phoenix,” and together with ASOF, the “Supporting Noteholders”) complies with the conditions set forth in Question and Answer 139.29 of the Division of Corporation Finance’s Securities Act Sections Compliance and Disclosure Interpretations (“C&DI 139.29”) in order for the Support Agreement not to constitute a sale under the Securities Act.

C&DI 139.29 addresses the execution of a lock-up agreement by a note holder before filing a registration statement for a registered debt exchange offer.  Recognizing the legitimate business reasons for seeking lock-up agreements from note holders prior to filing a registration statement for a registered debt exchange offer, the Staff indicated in C&DI 139.29 that it will not object to the registration of debt exchange offers under Section 5 of the Securities Act when lock-up agreements are signed prior to the filing of a registration statement when the following four conditions are met:

•                  the lock-up agreements are signed only by accredited investors;

•                  the persons signing the lock-up agreements collectively own less than 100% of the outstanding principal amount of the particular series of notes;

•                  a tender offer will be made to all holders of the particular series of notes; and

•                  all note holders eligible to participate in the exchange offer are offered the same amount and form of consideration.

In the case of the Support Agreement, all of the conditions set forth in C&DI 139.29 were met: (i) only two holders of the Old Notes signed the Support Agreement and both of these holders represented to the Company that they were accredited investors, including the private funds and accounts managed by Phoenix; (ii) the Supporting Noteholders collectively owned approximately 65.7% of the outstanding principal amount of the Old Notes as of the date of the Support Agreement and as of the date hereof own approximately 67.6% of the outstanding principal amount of the Old Notes; (iii) the Exchange Offer is being made to all holders of the Old Notes, as described in the Registration Statement; and (iv) each holder of Old Notes (including the Supporting Noteholders) is being offered the same amount and form of consideration (the New Securities Option or the Cash Option) in the Exchange Offer, as described in the Registration Statement.

Commitment Fees for New Second Lien Term Facility and ASOF Cash Funding.  The Company believes that the commitment fees paid or payable to ASOF in connection with the New Second Lien Term Facility and the ASOF Cash Funding are payments made in connection with commercial transactions that are separate and apart from the Exchange Offer and, accordingly, are not part of the consideration for the Exchange Offer under the last prong of C&DI 139.29.  In reaching this conclusion, the Company looked by analogy to the recent amendments that the SEC made to the all holders/ best price rule (Rule 14d-10 promulgated under the Exchange Act).  In these amendments, the SEC concluded that payments made in connection with separate “commercial” transactions are not deemed to be consideration that is offered and paid for securities that are tendered in a concurrent tender offer.  In the adopting release for the amendments to Rule 14d-10, the SEC stated that “we also do not believe that all payments that are conditioned on or otherwise somehow related to a tender offer, including payments under compensatory or commercial arrangements that are made to persons who happen to be security holders, whether made before, during or after the tender offer period, should be subject to the best-price rule. Accordingly, we proposed amendments to the best-price rule that did not follow the approach of either the integral-part or the bright-line test. Instead, we proposed to change the language of the best-price rule so that only consideration paid to security holders for securities tendered into a tender offer will be evaluated when determining the highest consideration paid to any other security holder for securities tendered into the tender offer.”

As support for its conclusion that the commitment fees paid or payable to ASOF in connection with the New Second Lien Term Facility and the ASOF Cash Funding are payments make in connection with separate but concurrent commercial transactions, and not part of the consideration for the Exchange Offer, the Company has taken into account the following:

•                  The New Second Lien Term Facility, which provides new value and additional debt capital to the Company, was negotiated by the Company with ASOF.  At the time of these negotiations, ASOF was not an affiliate of the Company.  As disclosed on page 32 of the Registration Statement, the terms of the New Second Lien Term Facility were negotiated only after the financial terms of the Exchange Offer were determined and the Supporting Noteholders reached a preliminary understanding with the Company to participate in the Exchange Offer on those financial terms.  In fact, at the time of this preliminary understanding, the Company did not anticipate entering into the New Second Lien Term Facility.  At that time, it was the Company’s intention to refinance its outstanding indebtedness with a new $350 million senior secured term loan facility with new funds from third party investors and a new $235 million second lien facility that would, together with warrants to acquire common stock of the Company, be issued to existing holders of the Old Notes that tendered their Old Notes in the Exchange Offer.  Subsequent to the time that the financial terms of the Exchange Offer were determined and the Supporting Noteholders reached this preliminary understanding with the Company to participate in the Exchange Offer, the Company assessed the market for the new senior secured term loan facility with its financial advisors and determined, based upon that assessment, that it was necessary to divide the new senior secured term loan facility into two tranches: a $300.0 million first lien term loan facility and a $50.0 million second lien term loan facility.  In order to facilitate the implementation of the New First Lien Term Loan Facility, ASOF agreed to fund in full the $50.0 million New Second Lien Term Facility.  Without the New Second Lien Term Facility being provided by ASOF, the Company and its financial advisors do not believe that the New First

Lien Term Facility is achievable at an interest rate and other terms that would have allowed for the Refinancing Transactions to be completed as contemplated by the Support Agreement.

•                  Given that a significant portion of the Old Notes are held by investors that are not financial institutions, the Company, together with its financial advisor, concluded that a cash tender offer component to the Exchange Offer would provide an opportunity to those holding Old Notes who no longer wanted to remain a creditor of the Company to liquidate their investments as well as provide a higher likelihood that the minimum condition to the Exchange Offer would be satisfied.  However, the Company had to balance the desire to include a cash component to the Exchange Offer with the fact that the Company needed to conserve its cash resources in order to increase the likelihood that the Refinancing Transactions achieve the ultimate objective of the Company remaining solvent on an ongoing basis after the Refinancing Transactions are consummated, as described on page 31 of the Registration Statement.  The Company expects to be able to satisfy this need to conserve cash by obtaining funds from ASOF under the ASOF Cash Funding to pay up to the first $10,000,200 required to purchase Old Notes accepted for exchange pursuant to the Cash Option.   The Company is conducting the Unit Offering in order to permit other holders of Old Notes (including Phoenix) holding specified minimum principal amounts of Old Notes to  participate with ASOF, on a pro rata basis, to fund up to the first $10,000,200 required to purchase Old Notes accepted for exchange pursuant to the Cash Option.

•                  The fees paid or payable to ASOF for providing the New Second Lien Term Facility and the ASOF Cash Funding are market-based commitment fees reflecting the fact that ASOF is committing its capital for a period of time.  Payment for fees of this nature and amount are customary for these types of commercial financing transactions.

•                  Phoenix, the other Supporting Noteholder who is not affiliated with ASOF, is not participating in the New Second Lien Term Facility or the ASOF Cash Funding (and is not receiving the fees associated therewith). The Company believes that Phoenix’s willingness to participate in the Exchange Offer, while not participating in either the New Second Lien Term Facility or the ASOF Cash Funding, is strong and compelling evidence that Phoenix believes it is receiving the same consideration that is being offered to ASOF for Old Notes that are exchanged in the Exchange Offer.

Registration Rights. The Company notes that the Supporting Noteholders may be deemed “affiliates” of the Company following the consummation of the Exchange Offer based on their ownership of the Warrants and the right of the holder of the Series A Preferred

Stock (who will be taking direction from the Warrant holders) to elect two of the Company’s directors.  Given the additional restrictions under the Securities Act that apply to holders of securities that are affiliates of the issuer, the Company believes the registration rights being provided to the Supporting Noteholders (and that are not being provided to non-affiliate holders of Warrants) serve the purpose of putting the Supporting Noteholders in a similar position to the other holders of Old Notes, rather than providing them with any additional amount or form of consideration.

Expenses of Supporting Noteholders’ Legal and Financial Advisors.  In addition, the Company notes that it has agreed to pay the expenses of the legal and financial advisors to the Supporting Noteholders.  The Company does not believe that the payment of these fees and expenses constitute additional consideration for Old Notes being exchanged by the Supporting Noteholders in the Exchange Offer.  The Company’s obligation to pay the expenses of the Supporting Noteholders’ legal and financial advisors is the result of separate and distinct arm’s-length negotiations of the Support Agreement that occurred irrespective of the Exchange Offer.  This obligation continues whether the Exchange Offer is consummated or not.  In fact, the Company had agreed to pay the expenses of the legal and financial advisors to the Supporting Noteholders when negotiations between the Company and the Supporting Noteholders were commenced, months before the Support Agreement was executed.  A significant portion of these expenses relate to the services being provided by legal and financial advisors in connection with the New Second Lien Term Facility and the ASOF Cash Funding.  Payment of fees and expenses for legal and financial advisors to the significant creditors is typical in a restructuring transaction.  In addition, the services being performed by the legal and financial advisors to the Supporting Noteholder in negotiating the terms of the Exchange offer, the New Third Lien Notes, the Warrants, the Stockholders Agreement and other transaction documents benefits all holders of Old Notes.

Based on the foregoing, the Company believes that its entry into the Support Agreement, including the lock-up agreements contained therein, fully complied with the conditions set forth in C&DI 139.29.

Description of Other Indebtedness, page 202

Description of Third-Lien Notes, page 216

Description of Warrants, page 310

Description of Series A Preferred Stock, page 325

Description of Stockholders’ Agreement, page 333

50.                               Please remove the statement in each of these sections that the summary is not complete, as a summary by nature is not intended to be complete and this statement may suggest that you have not included all material terms in the disclosure. Please also delete the statement in the Description of Third-Lien Notes that the summary is qualified by reference to the Trust and Indenture Act.

The statements have been deleted.  See pages 221, 235, 329, 344 and 352.

Material U.S. Federal Income Tax Consequences, page 338

51.                               We note that the disclosure in this section constitutes the opinion of your tax counsel. As counsel appears to be providing a short-form opinion with respect to the material U.S. federal income tax consequences of the transactions, please revise your prospectus disclosure to set forth counsel’s opinion as to such matters. As currently drafted, we note disclosure such as “we believe ... the exchange of the Old Notes for the New Securities should be a tax-free exchange” and “assuming the exchange .. . qualifies as a tax-free exchange.” Similarly, we note language relating to ownership of the warrants and the Unit Offering stating, for example, the receipt of the warrants “should not be taxable.” Please revise the disclosure throughout this section to clearly set forth the opinion of counsel as to each identified tax item and set forth the basis for the opinion. To the extent counsel is unable to opine on a material tax consequence, please provide the reason for the inability to opine on the material tax consequence and discuss possible alternatives and risks to investors of that tax consequence. See Staff Legal Bulletin No. 19 (October 14,2011). Please similarly revise your disclosure throughout the prospectus where you discuss the material tax consequences of the transactions, including throughout the risk factor section where you note that you “believe” that the exchange and related transactions should not be taxable and that the tax consequences of the various transactions are “unclear.”

The Material U.S. Federal Income Tax Consequences section has been revised accordingly.  See the revised disclosure beginning on page 357.  See also the revised risk factor disclosure on page 76.

Financial Statements, page F-l

Note 6 - Redeemable Common Stock, page F-14

52.                               Please clarify the reasons for and potential impact of the delay in the semi-annual valuation of your common stock and disclose when the delayed valuation will be completed. Please also quantify and disclose any expected distributions to be paid over the next five years.

The disclosure has been revised on page 146 under the heading “Redeemable Common Stock” to clarify the reasons for and potential impact of the delay in the semi-annual valuation of the Company’s common stock and to disclose that the valuation was  completed.  The Company will revise Note 6 in future Exchange Act reports to disclose this information.

The Company respectfully advises the Staff that it does not believe that information regarding the expected distributions to be paid over the next five years is required to be disclosed.  The Company believes that given the speculative nature of the information necessary to quantify the expected distributions to be paid over the next five years, including the Company’s expected common stock price, the number of shares that will be outstanding and the number and nature of participant transactions in the ESOP, the information would not be material to investors, and is therefore not required to be disclosed.

Note 9 - Goodwill, page F-l6

53.                               Please clarify the reasons for and impact of not allocating liabilities to your reporting units.

Because the Company negotiated and executed each of its acquisitions on a cash-free, debt-free basis, it did not allocate to its reporting units any of the corporate debt the Company issued to fund its acquisitions, and only the Company can repay, redeem or refinance its existing corporate indebtedness.  Its subsidiaries are not primary obligors on any of the corporate debt, and no reporting unit is able to assume a portion of the aggregate corporate debt.  Because the Company’s debt is part of its capital structure, and because its debt has always resided at the parent level, the Company has consistently applied its accounting policy with regard to not assigning assets and liabilities to reporting units.   Had the Company elected to allocate corporate debt to reporting units, reporting unit carrying values would have been negative rather than positive.

The Company tracks its reporting unit carrying values exclusive of corporate debt and uses those reporting unit values when it performs its annual goodwill impairment testing.  The Company tests goodwill for potential impairment on an enterprise value basis because there is no public market for its common stock.   The Company’s calculation of reporting unit enterprise value does not include an allocation of corporate debt.  The Company’s corporate debt is part of the Company’s capital structure and not an element of working capital.  The entities that the Company has acquired since its inception became 100%-owned  subsidiaries of the Company and became guarantors (not primary obligors) of the Company’s long-term debt.  The Company’s revolving credit facility, which could be used as working capital at the reporting unit, typically has a zero balance at the annual testing date and there is little associated interest expense.

Accounting Standards Codification Topic 350 (ASC 350) — Goodwill and Other Intangibles (paragraph ASC 350-20-35-39) indicates that when an entity assigns assets and liabilities to a reporting unit at the date of acquisition it should assign to each reporting unit those assets and liabilities that will both be employed by the reporting unit and, considered in determining the reporting unit’s fair value.  Similarly, FASB Statement 142 — Goodwill and Other Intangible Assets, (Basis for Conclusions, paragraph B116) indicates “. . . The assignment process should […] ensure that the assets and liabilities that are assigned to a reporting unit are the same net assets that are considered in determining the fair value of that unit — an “apples-to-apples” comparison.”

In Emerging Issues Task Force (“EITF”) Issue 10-A, How the Carrying Amount of a Reporting Unit Should be Calculated When Performing Step 1 of the Goodwill Impairment Test, the Emerging Issues Task Force considered clarifying how to perform the Step 1 test, but decided not to prescribe a method.  The Task Force “. . . decided not to mandate an approach.  However, the Task Force observed that the fair value of the reporting unit should be determined consistently with the manner in which its assets and liabilities are included in determining the carrying amount of the reporting unit.” [Minutes from the November 19, 2010 EITF meeting].

The Company has revised the disclosure on page 146 of the Registration Statement accordingly and will revise Note 9 in future Exchange Act reports.

Please also clarify your disclosure that you do not track cash flows by reporting unit with your disclosure that you perform a discounted cash flow analysis to determine the fair value of your reporting units.

The Company has assigned specific contracts and task orders to each reporting unit which, with goodwill, represent each reporting unit’s principal assets.  The Company is able to track contract revenue, direct contract expense and contract-related operating expense at the reporting unit level.  The Company also tracks contract receivables and a limited number and type of contract-related liabilities.  The Company does not maintain complete financial information for its reporting units and therefore is unable to prepare reporting unit balance sheets or statements of cash flows.

Despite the unavailability of reporting unit statements of cash flows, the Company is able to prepare a discounted cash flow analysis for each reporting unit because each reporting unit has its own contract portfolio.  When the Company is required to test goodwill for impairment, it prepares its discounted cash flow analysis based on each reporting unit’s anticipated contract revenue stream and historical contract operating margins.  Contract margins represent the anticipated net cash flows each reporting unit expects to receive from performing services for customers.  Historically, the Company has had minimal interest expense related to operations and low working capital levels which make net contract margins a reliable means of estimating and forecasting reporting unit cash flows.

The Company has revised the disclosure on page 146 of the Registration Statement to state that it prepares its discounted cash flow analysis based on each reporting unit’s contract portfolio, anticipated contract revenue stream and historical contract operating margins and will revise Note 9 in future Exchange Act reports.

Signatures

54.                               Please file consents for each of your proposed directors, Lawrence A. First and Daniel H. Clare, as required by Securities Act Rule 438.

The consents have been filed as exhibits 99.5 and 99.6.

55.                               For each co-registrant, please have the principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors sign the registration statement. See Instruction 1 to Signatures on Form S-l.

The signature pages have been revised accordingly.

Form 10-K for the Fiscal Year Ended September 30. 2013

56.                               Please comply with the comments above, to the extent applicable, in your future Exchange Act reports.

The Company confirms that it will comply with the comments above, to the extent applicable, in its future Exchange Act reports.

Form 10-Q for the Quarter Ended December 31. 2013

Item 1. Financial Statements, page 1

Note 20 - Guarantor/Non-guarantor Unaudited Condensed Consolidated Financial Information, page 25

57.                               You disclose that certain of your wholly-owned domestic subsidiaries have jointly, severally, fully and unconditionally guaranteed both the Secured Notes and the Unsecured Notes. Please confirm, and revise your disclosure in future filings to clarify, if true, that the subsidiary guarantors are “100% owned” as defined by Rule 3-10(h)(1) of Regulation S-X. Please note that “wholly-owned,” as defined in Rule l-02(aa) of Regulation S-X, is not the same as “100% owned.”

The Company confirms that the subsidiary guarantors are “100% owned” as defined by Rule 3-10(h)(1) of Regulation S-X and that it will revise its disclosure in future filings to so clarify.

If you have any questions regarding the above, please contact the undersigned at (703) 720-8630 or Laurie Green at (954) 468-7808.

Sincerely yours,

/s/ David S. Cole
David S. Cole